                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                           Wilshire Enterprises, Inc.
                                (Name of Issuer)

                     Common Stock, $1.00 Par Value Per Share
                         (Title of Class of Securities)

                                    971889100
                                 (CUSIP Number)

                                  John B. Frank
                           Principal & General Counsel
                         Oaktree Capital Management, LLC
                       333 South Grand Avenue, 28th Floor
                          Los Angeles, California 90071
                                  (213)830-6300
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 24, 2004
              ----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 971889100                                                 Page 2 of 7


1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)

         OAKTREE CAPITAL MANAGEMENT, LLC
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER
         OF A GROUP (See Instructions)                (a) [ ]
                                                      (b) [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         NOT APPLICABLE
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2 (d) or 2 (e) [ ]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         CALIFORNIA
--------------------------------------------------------------------------------
     NUMBER OF    7.       SOLE VOTING POWER

      SHARES               None
                  --------------------------------------------------------------
   BENEFICIALLY   8.       SHARED VOTING POWER

     OWNED BY              None
                  --------------------------------------------------------------
      EACH        9.       SOLE DISPOSITIVE POWER

    REPORTING              None
                  --------------------------------------------------------------
     PERSON       10.      SHARED DISPOSITIVE POWER

      WITH                 None
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0.0%
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        None
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON (See Instructions)

        OO, IA
--------------------------------------------------------------------------------

CUSIP No.: 971889100                                                 Page 3 of 7


1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)

         OCM REAL ESTATE OPPORTUNITIES FUND III GP, LLC
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER
         OF A GROUP (See Instructions)                (a) [ ]
                                                      (b) [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         NOT APPLICABLE
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2 (d) or 2 (e) [ ]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
     NUMBER OF    7.       SOLE VOTING POWER

      SHARES               None
                  --------------------------------------------------------------
   BENEFICIALLY   8.       SHARED VOTING POWER

     OWNED BY              None
                  --------------------------------------------------------------
      EACH        9.       SOLE DISPOSITIVE POWER

    REPORTING              None
                  --------------------------------------------------------------
     PERSON       10.      SHARED DISPOSITIVE POWER

      WITH                 None
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         None
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.0%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON (See Instructions)

         OO
--------------------------------------------------------------------------------

CUSIP No.: 971889100                                                 Page 4 of 7


1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)

         OCM REAL ESTATE OPPORTUNITIES FUND III, L.P.
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER
         OF A GROUP (See Instructions)                (a) [ ]
                                                      (b) [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2 (d) or 2 (e) [ ]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
     NUMBER OF    7.       SOLE VOTING POWER

      SHARES               None
                  --------------------------------------------------------------
   BENEFICIALLY   8.       SHARED VOTING POWER

     OWNED BY              None
                  --------------------------------------------------------------
      EACH        9.       SOLE DISPOSITIVE POWER

    REPORTING              None
                  --------------------------------------------------------------
     PERSON       10.      SHARED DISPOSITIVE POWER

      WITH                 None
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         None
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.0%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON (See Instructions)

         PN
--------------------------------------------------------------------------------

CUSIP No.: 971889100                                                 Page 5 of 7


                  Amendment No. 2 to Statement on Schedule 13D

      The Statement on Schedule 13D, dated April 21, 2003, amended by Amendment No. 1 thereto, dated October 28, 2003, filed by Oaktree Capital Management, LLC ("Oaktree"), OCM Real Estate Opportunities Fund III GP, LLC ("OCM GP") and OCM Real Estate Opportunities Fund III, L.P. (the "OCM Fund" and together with Oaktree and OCM GP, the "Reporting Persons"), relating to Common Stock, $1.00 par value per share (the "Shares"), of Wilshire Enterprises, Inc., previously known as Wilshire Oil Company of Texas (the "Company"), is further amended, supplemented and restated by this Amendment No. 2 (as so amended, the "Schedule 13D"). Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      As the result of recent sales of the Company's Shares:

(a)         (i) The OCM Fund beneficially owns no Shares of the Company's Common
      Stock.

            (ii) OCM GP, in its capacity as the general partner of the OCM Fund, owns no Shares of the Company's Common Stock.

            (iii) Oaktree, in its capacity as the managing member of the OCM GP and the investment manager of the OCM Fund, owns no Shares of the Company's Common Stock.

(b)         Not applicable.

(c) During the past sixty days, the OCM Fund has sold a total of 357,400 Shares in open market transactions. The table below sets forth the details of such sales. Brokerage commissions are excluded from the prices per share shown below.

 Date of Sale             Amount of Securities       Price Per Share
 ------------             --------------------       ---------------
August 24, 2004                 307,400                   $5.05
August 24, 2004                  50,000                   $5.10


(d)         Not applicable.

(e) On August 24, 2004, after giving effect to the sales listed above, the Reporting Persons were not the beneficial owners of more than five percent of the Company's Shares.

CUSIP No.: 971889100                                                 Page 6 of 7


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit 1.  Joint Filing Agreement, dated August 25, 2004.

CUSIP No.: 971889100                                                 Page 7 of 7


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Date: August 25, 2004

                                OAKTREE CAPITAL MANAGEMENT, LLC

                                By:    /s/ Russel S. Bernard
                                       ----------------------------------------
                                Name:  Russel S. Bernard
                                Title: Principal

                                By:    /s/ Marc Porosoff
                                       ----------------------------------------
                                Name:  Marc Porosoff
                                Title: Senior Vice President, Legal

                                OCM REAL ESTATE OPPORTUNITIES FUND III GP, LLC

                                By: Oaktree Capital Management, LLC, its
                                Managing Member

                                By:    /s/ Russel S. Bernard
                                       ----------------------------------------
                                Name:  Russel S. Bernard
                                Title: Principal

                                By:    /s/ Marc Porosoff
                                       ----------------------------------------
                                Name:  Marc Porosoff
                                Title: Senior Vice President, Legal

                                OCM REAL ESTATE OPPORTUNITIES FUND III, L.P.

                                By: OCM Real Estate Opportunities Fund III GP, LLC, its general partner

                                By: Oaktree Capital Management, LLC,
                                its Managing Member

                                By:    /s/ Russel S. Bernard
                                       ----------------------------------------
                                Name:  Russel S. Bernard
                                Title: Principal

                                By:    /s/ Marc Porosoff
                                       ----------------------------------------
                                Name:  Marc Porosoff
                                Title: Senior Vice President, Legal